Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-112206

Prospectus

                          BestNet Communications Corp.

                      7,125,311 Shares of Our Common Stock
                                  250,000 Units
                        500,000 Shares of Preferred Stock
                                250,000 Warrants

     This prospectus relates to the resale of an aggregate of 1,264,311 shares of our common stock, net of 220,000 shares previously registered, issuable upon conversion of our of $220,000 in aggregate principal amount and accrued interest of $2,647 of our 6% Convertible Promissory Notes issued to note holders by BestNet pursuant to a Note and Warrant Purchase Agreement, dated September 26, 2002, and the resale of an aggregate of 4,361,000 shares of common stock, net of 445,000 shares previously registered issuable upon conversion of $445,000 in aggregate principal, plus accrued interest of $35,600, of our 8% Convertible Promissory Notes. Further, in January 2004, we issued $75,000 in aggregate principal of 10% Convertible Promissory Notes, which are convertible into units at a conversion price of $0.30. Each unit consists of the following securities: three shares of our common stock; one three-year warrant to purchase one share of common stock at a per share exercise price of $0.30; and one share of Series A Preferred Stock, convertible into two shares of common stock at a conversion price of $0.10 per share of common stock. This prospectus also relates to the resale of the following securities: the 250,000 units, the 250,000 shares of Series A Preferred Stock, the 250,000 warrants and the 750,000 shares of common stock that comprise the units, as well as the issuance and resale of 500,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 250,000 shares of common stock issuable upon exercise of the warrants. Holders of the units may not separately trade the warrants, the Series A Preferred Stock, or the common stock underlying the warrants and the Series A Preferred Stock until such time as determined by our board of directors. The shares of common stock covered in this prospectus are being offered by the selling stockholders identified on pages 25 through 28. The shares of common stock that may be resold by the selling stockholders constitute 23.8% of our issued and outstanding common stock on January 21, 2004 and 19.2% of our issued and outstanding common stock on such date after giving effect to the exercise of all of the warrants described in this prospectus.

     The selling stockholders may sell the common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed to be underwriters of the shares of common stock, which they are offering. Please see the "Selling Stockholders" section beginning on page 26 in this prospectus for a complete description of all of the selling stockholders.

     The selling stockholders will receive all of the amounts received upon any sale by them of the common stock, less any brokerage commissions or other expenses incurred by them. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

     Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol BESC.OB. Our units are traded on the Over the Counter Bulletin Board, as well, under the symbol BESCU.PK. On January 21, 2004, the closing sale price of our common stock was $0.37 and the closing price of our units was $1.10.

     Investing in our common stock involves a high degree of risk. See Risk Factors on page 9.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is February 20, 2004.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
WHERE YOU CAN FIND MORE INFORMATION............................................2
INCORPORATION OF DOCUMENTS BY REFERENCE........................................2
SUMMARY........................................................................3
THE OFFERING...................................................................7
RISK FACTORS...................................................................9
USE OF PROCEEDS...............................................................23
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......................23
SELLING STOCKHOLDERS..........................................................25
PLAN OF DISTRIBUTION..........................................................28
DETERMINATION OF OFFERING PRICE...............................................29
DESCRIPTION OF SECURITIES.....................................................29
LEGAL MATTERS.................................................................29
EXPERTS.......................................................................29
INFORMATION WITH RESPECT TO THE REGISTRANT....................................29
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
 SECURITIES ACT LIABILITIES...................................................30

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

     o our annual report on Form 10-KSB for the fiscal year ended August 31, 2003;

     o our quarterly report on Form 10-QSB for the quarterly period ended November 30, 2003;

     o    our Current Report on Form 8-K filed with the SEC on January 15, 2004;
          and

     o the description of our common stock included in our Registration Statement on Form 8-A, filed March 11, 1987.

     If you would like a copy of any of these documents, at no cost, please write or call us at:

                          BestNet Communications Corp.
           5075 Cascade Road SE, Suite A, Grand Rapids, Michigan 49546
                            Attn: Corporate Secretary
                            Telephone: (616) 977-9933

     You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

     We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                     SUMMARY

     The following summary should be read by you together with the more detailed information in other sections of this prospectus. You should also carefully consider the factors described under Risk Factors at page 7 of this prospectus. Throughout this prospectus, we refer to BestNet Communications Corp. as BestNet, we, our, ours, and us.

BESTNET COMMUNICATIONS CORP.

     BestNet is a facilities-based, global communication solutions provider. The Company's patented, proprietary technology uses widely available Internet and text messaging network access to control, enable and manage voice communications over the Public Switched Telecommunication Network. BestNet views its role as a product development, marketing, sales, sub-licensing, customer service and billing organization for patented, packet-based communication software applications that control, manage and enable global communication services. We are presently focusing substantially all of our financial and other resources on marketing and developing communication applications to individual clients and selected companies with international locations and/or clients worldwide. As of the date of this Report, we have approximately 19,500 clients, making calls from 171 countries and geographic regions and calling to 224 countries and geographic regions.

     We develop, market and sell patented and proprietary communication applications, technologies and services to corporate and residential clients worldwide. Bestnetcall, the Company's flagship product, is the industry's first patented phone-to-phone Internet-enabled long distance service, which combines global Internet access and the PSTN via our website located at www.Bestnetcall.com. This service was first made available to the public on April 17, 2000 and is marketed under the brand name "Bestnetcall." In fiscal year 2003, the Company introduced two additional and distinctive product offerings in ClicktoPhoneTM and SMS Call which stands for short message system.

     Although founded as a Nevada corporation on July 10, 1986, we did not commence operations until 1995. From 1995 until 1999, we operated under the name "Wavetech International, Inc." and developed software for customized calling card services and created an infrastructure to market and distribute our products and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services. Since then, we have focused substantially all of our efforts and resources on developing and commercializing our Bestnetcall web-enabled and other communication applications for long distance and conference calling services. On September 27, 2000, we changed our name to BestNet Communications Corp.

     As of August 31, 2003 and November 30, 2003, BestNet had an accumulated deficit of $28,585,017 and $29,949,970 (unaudited), respectively. Prior year's financial information has no particular bearing on future years' results.

     We believe that our future profitability and success will depend in a large part on our ability to generate both revenue and profit from the sale of communication solutions to both businesses and individual users. Revenues are also anticipated from sub-licensing our proprietary technology and continued development of private labeled websites for channel partners around the world. Based on recent operating results as of August 31, 2003, the Company has sufficient working capital to fund operations only through January 2004. The profitability and success of BestNet will depend on:

     o    our ability to obtain further funding to reach breakeven;

     o our ability to sustain existing accounts and current contribution margin;

     o our ability to grow revenue at current or enhanced contribution margin; and

     o our ability to maintain selling, general and administrative costs at current levels.

     Accordingly, we expect to continue to expend significant financial and management resources on the items listed above in the short term. As a result, we expect to incur additional losses and continued negative cash flow from operations prior to the achievement of breakeven. Should BestNet fail to achieve the key result items listed above, it will have a material detrimental effect on our Company. We expect to continue to spend considerable financial and management resources on the roll-out of our Bestnetcall service, which is described below. Further, we have substantial future capital requirements with respect to the roll-out of our Bestnetcall service. Accordingly, we expect to continue to incur significant additional losses and continued negative cash flow from operations for the foreseeable future.

     Users of our services are able to perform the following activities by accessing our websites at WWW.BESTNETCALL.COM and WWW.CLICKTOPHONE.COM:

          o    Register to use our services

          o    Access and launch communication applications

          o    Access current rate tables

          o    Access a full suite of call management features

          o    Access customer service immediately via the Internet

          o    Maintain call account security

          o    Obtain real time billing detail

     BestNet calling applications do not require the purchase of special hardware or software by the customer and use existing telephone equipment. Users only need access to the Internet or text messaging network and an available phone line, land line or mobile. BestNet applications also offer immediate real time billing detail to all users and accept various payment methods, including post-paid credit card payments, invoicing options and prepaid accounts. The architecture of our services allows for total security regarding both the FROM and TO legs of each call. The FROM and TO numbers are never displayed, thus it is impossible to determine from where a call is being placed.

     Following the completion of a telephone call, the total cost for that call can be viewed on the user's online account. Call detail records may be printed or exported to Word or text applications. BestNet's services also include features such as speed dialing, personalized directories, client billing codes, world-time country/city code lookup and immediate access to customer service via our website. Account administrators may add or delete users, view a user's calling activity and create reports detailing call activity.

     The methodology upon which our Bestnetcall service is based is subject to a license agreement with Softalk, Inc., an Ontario, Canada-based technology company. We entered into this licensing arrangement in April 1999 and later amended and restated that arrangement in October 1999. Under the terms of our license agreement with Softalk, we were granted exclusive global rights to distribute, market, service, sell, and sublicense Softalk's services and products to commercial accounts and on a worldwide non-exclusive basis to individual consumer accounts. In fiscal 2003, BestNet announced a new chapter in its history with the completion of development, successful testing and implementation of its own next generation technology called GlobalPlex. GlobalPlex technology has been specifically developed and designed by BestNet to easily interface with current and future commercially standard communication applications and evolving technology such as Voice over Internet Protocol, commonly referred to as VoIP and mobile solutions. GlobalPlex was also designed to easily interface with other networks as well. This allows BestNet greater scalability, customization and flexibility to serve our current and future customers.

     We own and operate telecommunication equipment and network infrastructure in Toronto, Ontario and New York, New York including high-capacity switches, web servers, data base servers, calling servers and security systems. In addition, we make use of specialized software for data management, billing and customer service requirements. Today's telecom industry is being shaped dramatically by globalization, new competition, and use of technology. The telecommunications market is one of the largest markets in the world, second only to the financial markets. Our goal is to become a leading provider of Web-enabled application services. We hope to capture a share of this large and growing market.

     Our principal executive offices are located at 5075 Cascade Road SE, Suite A, Grand Rapids, Michigan 49546. Our telephone number is (616) 977-9933. We wholly own our four subsidiaries, Interpretel, Inc., Interpretel (Canada) Inc., Telplex International Communications, Inc. and International Environment Corporation.

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


SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

     The following selected and summary consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial
Condition and Results of Operations and our financial statements included in our Form 10-KSB for the year ended August 31, 2003 and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended August 31, 1999, 2000, 2001, 2002 and 2003 are derived from our audited financial statements not included elsewhere in this prospectus.


                                                               Year Ended August 31,
                                            1999           2000         2001           2002          2003
                                            ----           ----         ----           ----          ----
Statement of Operations
Data:
Revenue                                  $    13,580  $    28,670  $    360,615  $  1,060,582  $  1,471,358
Cost of revenue                                9,468       51,722       382,298     1,432,196     1,287,328
Development                                        0            0             0             0             0
Selling, general and administration          691,479    1,188,032     2,044,720     1,849,483     1,868,925
Depreciation & amortization                  146,977    1,545,636     1,979,975     2,277,525     2,231,383
                                         -----------  -----------  ------------  ------------  ------------
Total cost and expenses                      847,924    2,785,390     4,024,695     4,127,008     4,100,308

Loss from operations                        (834,344)  (2,756,720)   (4,046,378)   (4,498,622)   (3,916,278)

Other Income and Expenses:
Interest income                               70,519       76,129       227,691         3,023         4,815
Rental income                                 36,000       22,500             0             0             0
Miscellaneous income                               0        4,014             0             0             0
Interest and finance charges                  (8,995)     (60,512)          (36)     (943,937)     (870,684)
License agreement termination income               0            0             0             0             0
Loss on sale of investment in Switch               0            0             0             0             0
Debt conversion expense                            0            0             0             0             0
Proposed merger costs                       (118,450)           0             0             0             0
Write-off of intangibles & other             (36,125)           0             0             0             0
assets
Foreign asset tax expense                          0            0           (50)      (30,050)            0
Preferred stock conversion penalty          (144,000)    (221,226)            0       (35,944)      (17,847)
Loss on arbitration                                0            0             0             0       (12,965)
Gain on sale of fixed assets                       0            0             0         2,405       (17,290)
Other miscellaneous expenses                 (15,000)           0        (1,304)         (800)         (782)
                                         -----------  -----------  ------------- ------------- -------------
Total Other Income and Expenses             (216,051)    (179,095)      226,301    (1,005,303)     (914,753)
                                         -----------  -----------  ------------  ------------- -------------
Net loss from continuing operations      $(1,050,395) $(2,935,815)   (3,820,077) $ (5,503,925) $ (4,831,031)
Income (loss) from discontinued                    0            0        17,280        (5,800)            0
operations

Cumulative preferred dividends
Declared and preferred stock
   conversion benefit                         36,500    2,602,046       212,013       958,723       265,006
                                         -----------  -----------  ------------  ------------  ------------
Net loss available to common             $(1,086,895) $(5,537,861) $ (4,014,810) $ (6,468,448) $ (5,096,037)
shareholders

Net loss per share, basic & diluted      $     (0.37) $     (1.72) $      (0.45) $      (0.41) $      (0.22)

Weighted average shares outstanding,
   basic & diluted                         2,904,693    3,221,225     9,013,669    15,933,908    23,445,307



                                            1999           2000         2001           2002          2003
                                            ----           ----         ----           ----          ----
Balance Sheet Data:
Cash & Cash Equivalents                  $   889,620  $ 2,581,492  $    285,518  $    351,784  $    226,559
Working Capital                              618,440    2,394,852       197,796      (526,923)     (551,636)
Total Assets                               1,574,395   13,862,867    11,264,956     9,500,400     5,719,150
Total Liabilities                            281,288      210,542       164,196     1,046,125       908,966
Accumulated Deficit                       (7,467,861) (13,005,722)  (17,020,532)  (23,488,980)  (28,585,017)
Stockholders' Equity                       1,293,107   13,652,325    11,100,760     8,454,275     4,810,184
------------

(1) As restated to reflect a one-for-six reverse stock split effective December 18, 1998.

                                                      5
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


SELECTED AND SUMMARY UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following selected and summary consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial
Condition and Results of Operations and our unaudited financial statements included in our unaudited Form 10-QSB for the quarter ended November 30, 2003 and the related notes included in these filings, which accompany this prospectus. The selected unaudited consolidated statement of operations data for the quarters ended November 30, 2002 and 2003 are derived from our unaudited financial statements not included elsewhere in this prospectus.


                                        Quarter Ended November 30,
                                        --------------------------
                                             2002          2003
                                             ----          ----
Statement of Operations
Data:
Revenue                                 $    300,208  $    545,027
Cost of revenue                              287,764       377,697
Selling, general and administration          707,365       341,494
Depreciation & amortization                  556,455       504,379
                                        ------------  ------------
Total cost and expenses                    1,551,584     1,223,570

Loss from operations                      (1,251,376)     (678,543)

Other Income and Expenses:
Interest income                                  910           330
Interest and finance charges                (188,188)     (146,772)
Preferred stock conversion penalty           (17,847)           --
Conversion expense                                --      (541,182)
Other income (expenses)                       (2,130)        1,214
                                        ------------  ------------
Total Other Income and Expenses             (207,255)     (686,410)
                                        ------------  ------------

Loss available to common shareholders   $ (1,458,631) $ (1,364,953)
                                        ============  ============

Net loss per share, basic & diluted     $       (.08) $      (0.05)

Weighted average shares outstanding,
   basic & diluted                        18,399,469    28,408,756

                                       6


                                  THE OFFERING

     This prospectus relates to the resale of an aggregate of 7,125,311 shares of our common stock, 250,000 units, 500,000 shares of our preferred stock, and 250,000 warrants to be sold by the selling stockholders identified on pages 27 through 29 of this prospectus. The number of shares covered by this prospectus represents 23.8% of our issued and outstanding common stock as of January 21, 2004 and 19.2% after issuance of all currently unissued shares included in this prospectus.

     As of January 21, 2004, we had 29,952,415 shares of common stock issued and outstanding.

                             SECURITIES BEING ISSUED

Resale of Common Stock Underlying 6% Convertible Notes and Warrants

     In this prospectus we are registering the resale of an aggregate of 1,246,311 shares of our common stock, net of 220,000 shares previously registered, issuable upon the conversion of $220,000 in aggregate principal amount, plus accrued interest of $2,647, of our 6% Convertible Promissory Notes. The aggregate principal and accrued interest on these notes were converted into shares of our common stock at a conversion price of $0.15 per share. These notes, together with warrants to purchase our common stock, were issued pursuant to the terms of a Note and Warrant Purchase Agreement, dated September 26, 2002. The transactions set forth in the Note and Warrant Purchase Agreement were completed on October 30, 2002.

     The 6% Convertible Promissory Notes bear interest at the rate of 6% per annum and are due and payable one year from the date of issuance. Each holder of 6% Convertible Promissory Notes has the option, on or prior to the maturity date, to convert the principal amount of the note, together with accrued and unpaid interest, into shares of common stock. As of November 5, 2003, $220,000 principal amount, plus $2,647 in accrued interest had been converted into common stock at a conversion rate of $.15 per common share. This conversion rate reflects a modification from our original purchase agreement with respect to these securities. Effective upon the conversion of the principal and accrued interest of these notes into common stock, the warrants issued to the note holders, at a per share exercise price of $1.50, were cancelled and returned to the Company. The cancellation of these warrants was part of the Company's modification of the original terms of these securities.

     We granted demand registration rights to the purchasers of the notes and warrants pursuant to the terms of a registration rights agreement. Holders of the majority of the shares issuable upon conversion of the notes and underlying the warrants have requested that we file a registration statement to register the resale of the shares of common stock issuable upon conversion of the notes and upon exercise of the warrants. We must follow the procedures set forth in the registration rights agreement if we are asked to file a registration statement. We are only required to do this once. There are limitations on our obligation to comply with a demand to register shares of common stock underlying these securities.

Resale of Common Stock Underlying 8% Extended Convertible Notes and Warrants

     In this prospectus we are also registering the resale of an aggregate of 4,361,000 shares of our common stock, net of 445,000 shares previously registered, issuable upon conversion of $445,000 in aggregate principal amount, plus accrued interest of $35,600, of our 8% Convertible Promissory Notes. These notes and warrants were issued pursuant to the terms of a Note and Warrant Purchase Agreement, dated September 26, 2002. The transactions set forth in the Note and Warrant Purchase Agreement were completed on October 30, 2002. As of November 30, 2003, these notes were extended one full year from their original maturity date.

     The extended 8% Convertible Promissory Notes bear interest at the rate of 8% per annum. Each holder of 8% Convertible Promissory Notes has the option, on or prior to the maturity date, to convert the principal amount of the note, together with accrued and unpaid interest, into shares of our common stock at a new conversion rate of $0.10 per common share.

     Effective upon the conversion of the principal and accrued interest into common stock, the warrants issued to the note holders under the terms of the original note agreements, at a per share exercise price of $1.50, will be cancelled and returned to the Company.

     We granted demand registration rights to the purchasers of the notes and warrants pursuant to the terms of a registration rights agreement. Holders of the majority of the shares issuable upon conversion of the notes and underlying the warrants have requested that we file a registration statement to register the resale of the shares of common stock issuable upon conversion of the notes and upon exercise of the warrants. We must follow the procedures set forth in the registration rights agreement if we are asked to file a registration statement. We are only required to do this once. There are limitations on our obligation to comply with a demand to register shares of common stock underlying these securities.

Resale of Common Stock Underlying 10% Convertible Promissory Notes

     In this prospectus we are registering the resale of an aggregate of 250,000 Units issuable upon conversion of $75,000 principal amount of our 10% Convertible Promissory Notes, as well as the securities underlying the units. These notes were issued pursuant to the terms of a Note and Purchase Agreement, dated January 8, 2004. Each holder of the 10% Convertible Promissory Notes has the option, on or prior to the maturity date, to convert the principal amount of the note, together with accrued and unpaid interest, into shares of units of the Company at a conversion rate of $0.30 per unit. Accordingly, this prospectus covers the resale, by the selling stockholders, of 250,000 units, 250,000 warrants, 250,000 shares of Series A Preferred Stock and 750,000 shares of common stock, issuable to the selling shareholders pursuant to the sale of the units. This prospectus also covers the issuance, subject to shareholder approval of an increase in the authorized capital stock of the Company to accommodate such issuance, and resale of the 750,000 shares of the underlying common stock, 250,000 shares of which are issuable upon exercise of the warrants, and 500,000 shares of which are issuable upon conversion of the Series A Preferred Stock. Our shareholders approved an increase in our authorized capital at our 2003 annual meeting of shareholders.

     Units

     In this prospectus we are registering the resale by the selling shareholders of 250,000 units issuable upon conversion of our 10% Convertible Promissory Notes. Each unit consists of three shares of common stock, one three-year warrant to purchase one share of common stock at an exercise price of $0.30 per share of common stock, and one share of Series A Preferred Stock, convertible into two shares of common stock at a conversion price of $0.10 per share of common stock.

     Warrants

     In this prospectus we are registering the resale by the selling shareholders of 250,000 warrants. The warrants, which were issued as part of the units, entitle the warrant holders to purchase one share of common stock at the exercise price of $0.30 per share of common stock. The warrants may be exercised following the date the Company's shareholders adopted a proposal authorizing an increase in the Company's authorized capital stock, which occurred at the Company's 2003 annual meeting of shareholders. The warrants expire on the third anniversary of their issuance date. The exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits and reverse stock splits, combinations and reclassifications of common stock, and any reorganization, merger or combination of the Company with or into another Corp. or the sale of all or substantially all of our assets. Warrant holders do not have any voting or other rights as common shareholders. As of the date of this prospectus, the warrants remain unexercised. Although we are registering the resale of the warrants in this registration statement as part of the units, the warrants will not be separately tradable or transferable apart from the units.

     Series A Convertible Preferred Stock

     In this prospectus, we are registering the resale by the selling shareholders of 250,000 shares of Series A Convertible Preferred Stock. The shares of Series A Preferred Stock, which were issued as part of the sale of the units, are entitled to a liquidation preference amount of $0.001 per share, and each share is convertible into two shares of common stock at an exercise price of $0.10 per common share. The Shares of the Series A Preferred Stock may be converted at any time following the date the Company's shareholders adopted a proposal authorizing an increase in the Company's authorized capital stock, which occurred at the Company's 2003 annual meeting of shareholders. Series A Preferred Stockholders do not have any voting or other rights as common shareholders.

     As of the date of this prospectus, all of the 250,000 outstanding shares of the Series A Preferred Stock remain outstanding. The Series A Preferred Stock will not be separately tradable or transferable apart from the units until such time as determined by our board of directors.



                                  RISK FACTORS

BEFORE BUYING ANY OF THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER EACH OF THE RISK FACTORS WE HAVE DESCRIBED IN THIS SECTION.

BESTNET HAS A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE OPERATING INCOME FROM THE SALE OF ITS COMMUNICATION SOLUTIONS.

     As of August 31, 2003 and November 30, 2003, BestNet had an accumulated deficit of $28,585,017 and $29,949,970 (unaudited), respectively. Prior year's financial information has no particular bearing on future years' results.

     We believe that our future profitability and success will depend in a large part on our ability to generate both revenue and profit from the sale of communication solutions to both businesses and individual users. Revenues are also anticipated from sub-licensing our proprietary technology and continued development of private labeled websites for channel partners around the world. Based on recent operating results as of August 31, 2003, the Company has sufficient working capital to fund operations only through January 2004. The profitability and success of BestNet will depend on:

          o    our ability to obtain further funding to reach breakeven;

          o our ability to sustain existing accounts and current contribution margin;

          o our ability to grow revenue at current or enhanced contribution margin;

          o our ability to maintain selling, general and administrative costs at current levels.

     Accordingly, we expect to continue to expend significant financial and management resources on the items listed above in the short term. As a result, we expect to incur additional losses and continued negative cash flow from operations prior to the achievement of breakeven. Should BestNet fail to achieve the key result items listed above, it will have a material detrimental effect on our Company.


WE ARE DEPENDENT ON COMPONENTS OF OUR LICENSE AGREEMENT WITH SOFTALK, WHICH, IF MATERIAL CHANGES IN THIS AGREEMENT OCCURRED, COULD ADVERSELY IMPACT OUR BUSINESS AND FUTURE OPERATIONS.

     We are dependent on components of our license agreement with Softalk, which gives us a worldwide exclusive license to distribute, market, service, sell and sublicense communication solutions and software based on the methodology protected by Softalk, Inc. patents (US 6,188,683 and Canadian 2,198,024) to commercial accounts. This agreement also grants us a worldwide nonexclusive license to distribute, market, service, sell and sublicense communication solutions and software protected by Softalk, Inc. patents to individual accounts. While our October 9, 2003 agreement solidifies our rights to the license agreement, any further developments that could result in the termination thereof, could materially adversely impact our business and future operations.


IF OUR BESTNETCALL SERVICE IS NOT ACCEPTED BY TARGETED CUSTOMERS, OUR FUTURE OPERATING RESULTS WILL BE MATERIALLY ADVERSELY AFFECTED.

     BestNet has operated at a loss for the last eleven years. The Bestnetcall service is a unique value-generating product. Based on our marketing efforts to date it is still too early to determine if the Bestnetcall service will achieve broad commercial acceptance. The failure to achieve broad market acceptance will have a material adverse effect on BestNet's business, financial condition and results of operations. BestNet's risks include the following:

     o    future funding;

     o continued user acceptance, based on BestNet's marketing and sales efforts;

     o the ability of BestNet to continue to establish relationships with strategic partners; and

     o the maintenance of BestNet's network at a high level of quality to support commercial acceptance of our communication solutions.

To address these risks BestNet must, among other things:

     o attract and retain frequent users of its services in its target markets;

     o continue to provide value creating services for current and future customers;

     o    grow usage by our existing customer base;

     o    continue to increase contribution margin;

     o    expand value-added communication services;

     o    successfully respond to competitive developments;

     o    continue to form and maintain relationships with strategic partners;

     o    continue to attract, retain and motivate qualified personnel; and

     o    provide superior customer service.


A FAILURE BY PARTIES THAT MAINTAIN PHONE AND DATA LINES TO SERVICE SUCH LINES OR AN INCREASE IN THE PRICE FOR MAINTAINING PHONE AND DATA LINES MAY DISRUPT BESTNET'S BUSINESS.

     BestNet's business strategy depends on the availability of the Internet, cellular and fixed line transmission of voice and data. Specifically, BestNet relies on third parties who provide traditional phone lines and Internet service. Some of these third parties are national telephone carriers. If any of these carriers increase their charges for using these lines, which has become increasingly likely in light of the deregulation, then BestNet's profitability will be materially adversely affected. They may also fail to properly maintain their lines and disrupt BestNet's ability to provide service to its customers. Any failure by these third parties to maintain these lines and networks that leads to a material disruption of BestNet's ability to provide communication solutions to its customers will have a material adverse affect on BestNet's business, financial condition and results of operations. The Company may be unable to continue purchasing such services from these third parties on acceptable terms, if at all. If BestNet is unable to purchase the necessary services to maintain and expand its network as currently configured, then BestNet's business, financial condition and results of operations would be materially adversely affected.


THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC AND INTERNATIONAL GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES, WHICH, IF INCREASED OR CHANGED, COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS.

     Despite our operating under a section 214 International License issued by the FCC, and a Class "A" License issued by the CRTC in Canada, the international regulatory environment remains dynamic. Further taxes and the imposition of such surcharges or regulations could increase our cost of doing business. We may not be able to recover these costs from our clients. These surcharges or regulations could also adversely impact where we do business and thus reduce current and future revenue. This could materially adversely affect BestNet's business, financial condition and results of operations.


THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO INTERNATIONAL GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES, WHICH COULD MATERIALLY ADVERSELY AFFECT BESTNET'S BUSINESS.

     BestNet is marketing its services to international long distance callers in over 171 countries and geographic regions around the world. Because it will be conducting business internationally, BestNet is subject to certain direct or indirect risks. These risks could include:

     o unexpected changes in regulatory requirements for communication solutions;

     o foreign currency fluctuations, which could increase or decrease operating expenses and increase or decrease revenue;

     o    foreign taxation;

     o the burdens of complying with a variety of foreign laws, trade standards, tariffs and trade barriers; and

     o changes in regulations and tax could have an adverse effect on BestNet's revenue and costs.

     All of these could potentially adversely impact BestNet's financial condition and results of operations.


DIFFICULTIES COULD ARISE IN FINDING QUALIFIED PEOPLE TO MONITOR AND MAINTAIN BESTNET'S COMMUNICATION NETWORK.

     We employ highly talented and skilled people who operate, maintain and enhance our network. Our team is very familiar with our technology as well as other available technology used in the delivery of communication solutions. We could experience difficulty retaining the resources we have and further difficulty replacing the skills and talents on our operational team. This could result in higher operating costs and may have a material adverse effect on the results of our operations and our financial condition.


CONFLICTS OF INTEREST COULD ARISE WHICH COULD MATERIALLY ADVERSELY AFFECT BESTNET, ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Conflicts of interest could continue to arise between BestNet and its affiliates, including Softalk, in areas relating to past, ongoing and future relationships, including:

     o the Bestnetcall license agreement, corporate opportunities, indemnity arrangements, tax and intellectual property ownership matters;

     o    potential acquisitions or financing transactions; and

     o    sales or other dispositions by BestNet principals.

     These conflicts also may include disagreements regarding the Bestnetcall license agreement, including with respect to possible amendments to, or modifications or waivers of provisions of such agreement. Such amendments, modifications or waivers may adversely affect BestNet's business, financial condition and results of operations. Ownership interests of directors or officers in BestNet common stock, or serving as both a director/officer of BestNet could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for BestNet.

OUR INABILITY TO BE COMPETITIVE INTERNATIONALLY OR TO SATISFY REGULATORY REQUIREMENTS WHEN WE EXPAND GLOBALLY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     A significant aspect of our growth strategy is to expand our business internationally, through direct and indirect channels. Such expansion will place additional burdens upon our management, personnel and financial resources and may cause us to incur additional losses. We will also face different and additional competition in international markets. These risks could impair our ability to expand internationally as well as have a material adverse effect upon our overall business operations, growth and financial condition. In addition, international regulations continue to change and could adversely affect business that we currently have along with business that we will develop in the future.


ON-LINE SECURITY BREACHES OR FAILURES MAY MATERIALLY ADVERSELY AFFECT BESTNET.

     In order to successfully provide services and receive payment for these services via the Internet, it is necessary that we are able to ensure the security of confidential customer information both voice and data. We employ certain technology in order to protect such information, including customer credit card information. However, we may be unable to ensure that such information will not be intercepted and or obtained illegally. Advances in cryptography or other developments that could compromise the security of confidential customer information could have a direct negative impact upon our electronic commerce business. In addition, the perception by consumers that the Internet is not secure, even if unfounded, means that fewer consumers might use our services. Finally, any breach in security, whether or not a result of our acts or omissions, may cause us to be the subject of litigation, which could be very time-consuming and expensive to defend.


OUR OUTSTANDING SHARES MAY BE DILUTED RESULTING IN LESS PERCENTAGE OF SHARES HELD BY EACH SHAREHOLDER AND A LOWER MARKET PRICE PER SHARE OF OUR COMMON STOCK.

     Our Company is now authorized to issue up to 100,000,000 million shares of common stock. The Board of Directors may issue shares of stock for such consideration, as it deems adequate. Additional shares of common stock may be issued to raise capital, to purchase property or rights, and upon exercise of warrants, options, or other derivative instruments. Preferred stock may be issued that is convertible into shares of common stock at conversion prices that might not be related to the then current market price. The market price of our common stock may decrease as more shares of common stock become available for trading. The equity interest of the shareholders in BestNet also may be reduced through the issuance of new common stock required to further fund our company.


THE CURRENT CAPITALIZATION COULD DELAY, DEFER, OR PREVENT A CHANGE OF CONTROL.

     The Company is authorized to issue up to 100,000,000 shares of common stock and up to 10,000,000 shares of preferred stock, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the stockholders. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change of control of the Company.


THE FORWARD-LOOKING STATEMENTS IN THIS REPORT MAY NOT COME TRUE AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE ANTICIPATED RESULTS.

     This report contains forward-looking statements that involve risks and uncertainties. These statements may include BestNet's plans:

     o    to grow its communication solutions businesses;

     o    to expand the range of services it offers;

     o    to increase the number of customers and overall revenues;

     o to otherwise expand its business activities in new cities and foreign countries; and

     o to retain key personnel or otherwise to implement its strategy as well as its beliefs regarding consumer acceptance of our services.

     These forward looking statements reflect the belief or current expectation of BestNet's management and are based on management's current understanding of the markets and industries in which BestNet operates. That understanding could change or could prove to be inconsistent with actual developments. BestNet's actual results could differ materially from the results discussed in this report, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those discussed above, as well as those discussed elsewhere in this report.

                          BESTNET COMMUNICATIONS CORP.


COMPANY OVERVIEW

     BestNet is a facilities-based, global communication solutions provider. The Company's patented, proprietary technology uses widely available Internet and text messaging network access to control, enable and manage voice communications over the PSTN. BestNet views its role as a product development, marketing, sales, sub-licensing, customer service and billing organization for patented, packet-based communication software applications that control, manage and enable global communication services. We are presently focusing substantially all of our financial and other resources on marketing and developing communication applications to individual clients and selected companies with international locations and/or clients worldwide. As of the date of this Report, we have approximately 19,500 clients, making calls from 171 countries and geographic regions and calling to 224 countries and geographic regions.


     We develop, market and sell patented and proprietary communication applications, technologies and services to corporate and residential clients worldwide. Bestnetcall, the Company's flagship product, is the industry's first patented phone-to-phone Internet-enabled long distance service, which combines global Internet access and the PSTN via our website located at www.Bestnetcall.com. This service was first made available to the public on April 17, 2000 and is marketed under the brand name "Bestnetcall." In fiscal year 2003, the Company introduced two additional and distinctive product offerings in ClicktoPhoneTM and SMS Call.

     Although founded as a Nevada corporation on July 10, 1986, we did not commence operations until 1995. From 1995 until 1999, we operated under the name "Wavetech International, Inc." and developed software for customized calling card services and created an infrastructure to market and distribute our products and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services. Since then, we have focused substantially all of our efforts and resources on developing and commercializing our Bestnetcall web-enabled and other communication applications for long distance and conference calling services. On September 27, 2000, we changed our name to BestNet Communications Corp.


BESTNET SOLUTIONS

     Users of our services are able to perform the following activities by accessing our websites at WWW.BESTNETCALL.COM and WWW.CLICKTOPHONE.COM:

          o    Register to use our services

          o    Access and launch communication applications

          o    Access current rate tables

          o    Access a full suite of call management features

          o    Access customer service immediately via the Internet

          o    Maintain call account security

          o    Obtain real time billing detail

     BestNet calling applications do not require the purchase of special hardware or software by the customer and use existing telephone equipment. Users only need access to the Internet or text messaging network and an available phone line, land line or mobile. BestNet applications also offer immediate real time billing detail to all users and accept various payment methods, including post-paid credit card payments, invoicing options and prepaid accounts. The architecture of our services allows for total security regarding both the FROM and TO legs of each call. The FROM and TO numbers are never displayed, thus it is impossible to determine from where a call is being placed.

     Following the completion of a telephone call, the total cost for that call can be viewed on the user's online account. Call detail records may be printed or exported to Word or text applications. BestNet's services also include features such as speed dialing, personalized directories, client billing codes, world-time country/city code lookup and immediate access to customer service via our website. Account administrators may add or delete users, view a user's calling activity and create reports detailing call activity.

     The methodology upon which our Bestnetcall service is based is subject to a license agreement with Softalk, Inc., an Ontario, Canada-based technology company. We entered into this licensing arrangement in April 1999 and later amended and restated that arrangement in October 1999. Under the terms of our license agreement with Softalk, we were granted exclusive global rights to distribute, market, service, sell, and sublicense Softalk's services and products to commercial accounts and on a worldwide non-exclusive basis to individual consumer accounts. In fiscal 2003, BestNet announced a new chapter in its history with the completion of development, successful testing and implementation of its own next generation technology called GlobalPlex. GlobalPlex technology has been specifically developed and designed by BestNet to easily interface with current and future commercially standard communication applications and evolving technology such as Voice over Internet Protocol and mobile solutions. GlobalPlex was also designed to easily interface with other networks as well. This allows BestNet greater scalability, customization and flexibility to serve our current and future customers.

     We own and operate telecommunication equipment and network infrastructure in leased facilities in Toronto, Ontario and New York, New York including high-capacity switches, web servers, data base servers, calling servers and security systems. In addition, we make use of specialized software for data management, billing and customer service requirements.

PRODUCT SUITE

     BestNet Communication services include the following suite of communication applications:

     BestNet webCALL - Long Distance Calling

     Clients utilizing our webCall can decrease the cost of their long distance service while still retaining the toll quality for global communication needs. BestNet provides the core benefits of lower prices, quality service and on-line real-time billing. Other significant benefits include point and click FROM and TO directories, point and click dialing using directories from Microsoft Outlook, speed dialing, e-mail calling, billing codes, country and city code look-up, time zone information and dialing examples.

     BestNet conferenceCALL - Conference Calling

     BestNet offers a conference-calling product that can be used to initiate immediate or scheduled conference calls. The chairperson can either launch successive legs for an immediate conference call or enter and save information for a conference call to be launched automatically at a future date. There are no set-up or administrative charges for the BestNet conference calling facility. This service can reduce the cost of conference calls by up to 80% as compared to traditional conferencing services currently offered by carriers. We have compared the value of our conference-calling service to competitors in the marketplace and believe ours to be "best in class".

     BestNet desktopCALL - Desktop Application

     BestNet also has a desktopCall application that can be downloaded from our website. Calls can then be launched from the desktop application instead of from a web browser. This feature is particularly useful for clients with slow Internet connections. Calls are launched in a similar manner to our web product. All calls are still charged to the same account and on-line billing information may also be viewed. Calls can also be launched directly from Microsoft Outlook using an Outlook add-in and desktopCall.

     BestNet emailCALL - E-mail Application

     BestNet's e-mail application can be used from any e-mail device such as MS Outlook, Blackberry and cell phones to initiate calls. This technology uses simple commands sent by e-mail to launch calls to any nearby phone, such as a pay phone, home phone or cell phone. Clients enter defined calling instructions to the destination of their choice. Email Call has many convenience features, such as using your personal webCall directories and billing codes.

     BestNet satCALL - Satellite Calls

     BestNet has a direct circuit to an international satellite uplink carrier for launching the Inmarsat satellite leg of calls. This circuit provides our BestNet service with the capability to complete calls to remote platforms such as ships, airplanes and oilrigs via our web site at WWW.BESTNETSAT.COM.

     BestNet pdaCALL - Mobile Calling

     BestNet has developed a Palm OS application, which is ideal for wireless PDA devices, including devices offered by Palm, Handspring and Kyocera. Our software, which emulates our BestNet desktop service, gives the user the ability to launch low-cost long distance calls or conference calls using a PDA device to control the call. Applications also have been developed for micro-browser equipped PDA's such as Compaq's iPAQ.

     BestNet SMS CALL - Mobile Calling

     BestNet's SMS Call application allows registered users to launch calls via text messaging networks worldwide. This application enables users to access BestNet's feature-rich services anywhere, anyplace, anytime. This application expands BestNet's potential user base to customers that do not have access to a computer and Internet connection, but that do have an SMS-capable mobile phone.

     ClicktoPhone - A New Online Communication Tool

     BestNet created the ClicktoPhone voice application to bridge the virtual world of the web and electronic documents to the physical world of businesses, call centers and web marketing campaigns to add a voice telephone call to any electronic e-mail, logo, ad, picture or banner. ClicktoPhone is unique to Internet related technologies in that it does not rely on any special software, hardware, retraining of staff, nor does it force users to talk over a PC. ClicktoPhone users talk using ordinary telephones. Simply click, call, and connect.

     This voice enabling technology has adaptable security options authorizing only welcome calls and permits blocking of unwelcome calls. No caller-ID is passed and no origination phone numbers are disclosed. The calling network is fully secure and safe. BestNet is offering ClicktoPhone service at WWW.CLICKTOPHONE.COM on a pay-for-usage basis, allowing individuals and companies to add voice applications to web sites, e-mail, interactive marketing, and banner ads without capital investment.

     All calls from these devices are billed in the same way as calls placed through our web product.



MARKETING STRATEGIES

     We offer our BestNet services through both direct sales and indirect sales channels. Our target markets include:

          o    Mid-sized to SOHO Business (Small Office Home Office)

          o    Marketing and Channel Partners

          o    Reseller, Value Added Reseller's (VAR) and Integrators

          o    Technology and Telecommunication Consultants

          o    Large Corporations

          o    Consumers

     Our marketing efforts are targeted at international long distance and conference calling clients in a number of key geographic areas in the world. We are focused primarily on the following geographic regions:


          o    Central and South America

          o    Carribbean

          o    North America

          o    Asia Pacific

          o    Europe

          o    Middle East

DIRECT SALES

     Our direct sales activities are comprised of the following marketing and sales strategies designed to generate revenue and increase customer usage of our BestNet services:

     o Web Channel - This method of marketing, which represents the majority of our revenue, consists of marketing all of our branded service offerings to individuals and businesses through a combination of mutli-channel marketing and third party sales relationships.

     o Sales Calls - We call directly on potential clients for whom we believe we can create value, and where relationships are built to help establish a user base that has synergy with BestNet's product line.

     o Direct Mail and E-mail Solicitations - We send solicitation materials to pre-qualified potential users of our BestNet services. These materials refer or link the potential user to WWW.BESTNETCALL.COM or WWW.CLICKTOPHONE.COM to facilitate activation of our BestNet services. Recipients are invited to use the service or request more information. These direct mail or e-mail solicitations are launched on a continuous basis currently by in-house staff. Future direct mail initiatives will be launched using a combination of in-house resources and external resources.

     o Media Advertising and Promotion - We have initiated limited advertising in print and electronic media targeted at specific market segments in the form of national or international publications. We will consider additional initiatives such as advertising in specific trade publications and Internet advertising during fiscal 2004 based on an analysis of the cost-effectiveness and anticipated results of these activities.

     o Public Relations Activities - We have a corporate communications and public relations strategy in place for developing a comprehensive communications program. This communications program includes initiating appropriate news releases, feature print articles in industry and trade specific publications, local print media and editorial support. Our WWW.BESTNETCALL.COM website was redeveloped and includes a frequently asked questions section to facilitate direct communication with shareholders, customers and the public-at-large. Our WWW.BESTNETCALL.COM website is part of our overall public relations strategy.



INDIRECT SALES

     Our indirect sales efforts are centered on the following four types of organizations:

     o Agent/Distributors - We are establishing a global network of agents and distributors who market our services to corporate organizations and consumers via private labeled web sites.

     o Telecom Providers - The Bestnetcall services are being made available to other telecommunication providers, resellers, and Internet service providers for resale to their clients. These types of indirect sales organizations solicit through direct mail, e-mail, fax and direct sales calls by their personnel.

     o Professional Service Firms - Marketing firms, consultants, integrators and legal firms are being solicited to use our BestNet services and to provide these services to their clients as a means of saving money.

     o Licensed Services Channel - We seek to offer a sub-license program to generate additional revenue and to offer others in our industry the features and benefits of our intellectual property.




INDUSTRY BACKGROUND AND MARKET DEMAND

     The Internet and mobile technology are significant interactive worldwide mediums for communications, collaborative technologies, and the communications market. Meanwhile, global deregulation, the proliferation of new technologies enabling convergence between computers, applications, Internet, mobile and the telephone are significantly expanding the world's communication market.

     We believe there are key trends influencing the communications industry and Internet deployment today. We expect the following trends to have a direct and positive effect on the communications market and demand for our applications:

     o Telecommunications Industry Association (TIA) forecast that the global telecommunications industry would see a 9% increase in compound annual growth between 2003 and 2006.

     o Globalization of the world's economies increases the international mobility of workforces, and the opportunities that exist in the global Internet roaming marketplace. A recent report published by Frost & Sullivan projected that the global roaming services market is set to grow from $285 million in 2000 to $7.6 billion in 2006.

     o According to CIBC World Markets Equity Research, the conferencing industry is projected to grow from $3.5 billion in 2001 to nearly $7 billion in 2006 (five-year Compound Average Growth Rate (CAGR) of 15%). The most pronounced growth will likely occur in the unattended audio conferencing, more than 20% CAGR and Web Conferencing more than a 40% CAGR. The international market is growing faster than the North American market, given the immaturity of these conferencing markets.

     o According to Strategic Analytics, a global research and consulting firm, worldwide cellular subscribers are projected to grow at a 13.6% rate, from 1.1 billion in 2002 to 2 billion subscribers in 2006.

     We believe the above market trends and projections reflect a large and growing market for potential users of alternative communication services. We believe these market trends and projections will translate into increased demand for providers of innovative communication solution services and that we are well positioned to capture a portion of this market.

     We believe these market trends strongly favor use of our products and services. Our ability to offer cost effective, highly efficient and dynamic products in terms of features and capabilities is of key importance during poor economic periods as companies are forced to find ways to trim budgets. Companies also have a general reticence towards air travel particularly following the events of September 11, 2001 and since the SARS outbreak. We hope to capture the promise of this sector through the increased use of conference calls.




THE OPPORTUNITY

     We believe our most strategic business opportunity is in servicing the communication needs of the small to medium size business and mobile markets, which still rely on traditional carriers for supplying their international long distance and conferencing services. There exists a notable price disparity between the cost of long distance originating from the U.S., versus origination from most international locations. The advantage of BestNet's service is three-fold. The first advantage is our proprietary applications, which provide universal access to our network without the requirement for special software or hardware, and now with SMS Call, there is no need for Internet connectivity. The second advantage is our patented methodology, which uses a two-leg call, origination and destination leg, which works with any telephone or legacy phone system. The third advantage is our international long-distance transport. Our intelligent network is connected to multiple Tier-1 carriers where routes are chosen on the basis of price and quality. With our current network architecture, we can easily route calls over Voice over Internet Protocol networks, if there is an advantage to do so.

     This hybrid approach to routing calls allows the universal access and cost advantages associated with VoIP transport, without any of the disadvantages. For this reason, business and mobile users in over 171 countries and geographic regions rely on BestNet to provide a simple, viable alternative to their existing long distance provider. BestNet provides its service without contracts or hidden charges. Our service easily integrates within any existing legacy or PBX system.

     BestNet's approach to the marketplace is based on:

     o    Speed of communication - easy deployment within any environment

     o Quality of communication - interconnection with Tier-1 carriers ensures highest standards

     o Reliability of communication - carrier-class network with full redundancy

     o    Ease of operation - user adoption is simple and straight forward

     o Interoperability - operation with legacy systems, fixed or mobile phones

     o    Capital requirement - investment by users is not required

     We use the Internet and text messaging network to enable, control and manage PSTN calls accessed from our central offices in New York and Toronto. Accordingly, our technology allows us to bring the best wholesale long distance rates, which are in the U.S., to users anywhere in the world. We can offer access to global markets including direct access to North American business and consumer markets to any carrier worldwide wishing to connect to our switches in the U.S. and Canada.




INTERNET AND TELEPHONY

     We believe Voice over Internet Protocol, also known as VoIP, has changed the face of global telephony, as such technology has provided millions of users worldwide a viable alternative to expensive long-distance services provided in highly regulated or closed markets. Use of the Internet to transport voice has many advantages, including global access and low cost per minute rates. Providers of VoIP services, more specifically PC-to-phone services (which terminate calls over the public switched telephone network), have experienced the greatest adoption by personal home users, versus business users. However, the disadvantages of PC-to-phone services are notable. VoIP is not available for cellular users and is difficult to use with legacy PBX systems. Other disadvantages include the requirement to buy software, configuration of hardware and reduction in voice quality - notably echoes and voice delay. The new VoIP technology has greatly improved the quality - however interoperability within legacy phone systems remains the biggest challenge. For this reason, the business market has been slower to adopt VoIP on any large scale.

     Despite the challenges, however, the Internet telephony market is expected to grow substantially over the next five years. Since 2002, there has been a dramatic uptake in enterprise VoIP, particularly IP-PBX's, IP phones, and IP Centrex. The trend toward voice/data convergence is slowly building momentum, as enterprises recognize the long-term benefits of IP and converged communication platforms.

     Our technology simply requires Internet access or text messaging capabilities. No special hardware, software, or start up costs are required. The inherent diversification of our product suite addresses the above challenges directly.




INMARSAT TELEPHONY MARKET

     One of the faster growing telephony markets in the world is global satellite telephony communications. The Inmarsat communication system consists of five geostationary satellites circling the globe. These satellites provide voice and data services to remote locations through a global network of terrestrial uplink carriers. The major sectors for satellite communication include maritime, land and aeronautical markets, with companies in the oil and gas industry, mining and merchant marine industry being the largest customers. According to Inmarsat, there are currently 240,000 Inmarsat terminals in use, distributed in 150 countries, generating an estimated $1.3 billion in annual long distance charges.

     In 2000, BestNet developed a site specifically for the Inmarsat market called WWW.BESTNETSAT.COM. In 2002, BestNet upgraded its service to interconnect directly with Stratos Global, a leading Land Earth Station operator and Inmarsat carrier. The direct connectivity to Stratos (and to the Inmarsat network) gives BestNet a pricing advantage over other providers - particularly foreign telecoms. This pricing advantage, coupled with BestNet's patented call-initiation methodology, gives the Company a unique advantage in this market. BestNet is actively developing new customer relationships and markets for WWW.BESTNETSAT.COM service, as the tangible cost benefits associated with its patented technology are easily quantified in a highly competitive and lucrative global market.


FUTURE PRODUCT STRATEGY

     Communication around the globe is rapidly changing, as voice, mobile and data networks converge, and as mediums such as instant messaging and Internet delivery cross from the domain of desktop users to mobile devices. The Internet and mobile markets' reach is wider than imagined and its growth faster than expected. The Internet has become one of the world's largest distribution systems. It was designed and engineered to have an abundance of routes, connections and elasticity. Recognizing these trends, we continue to look for new value added communication applications for BestNet to bring to our existing and future clients.

     The growth and universal acceptance of the Internet and mobile technology is creating new opportunities for BestNet, where its core technology can be leveraged in unique and creative ways. BestNet is a highly efficient interface, linking traditional circuit switched networks (PSTN) with the global access of the Internet and text messaging network. BestNet's goal is to make access to its long distance and conference network as transparent as possible, using a variety of interfaces and devices. For enterprise markets, this could include integration into CRM applications, company Intranet's, websites, PBX systems and IP devices. For personal users, the BestNet application can be easily integrated into Internet appliances, PDA's, and mobile devices, using technology such as WAP, SMS or instant messaging as a conduit to BestNet's network.

     BestNet intends to further develop its core network to be a universal interface, where intelligence and functionality can easily be added to the front-end, without having to modify its core database and call control functionality. The development of GlobalPlex technology enables BestNet to expand and embrace new technologies as they become commercially viable.

     In fiscal 2004, we plan to introduce a variety of new services and product enhancements - all based on the core technology platform of GlobalPlex. These new services and products include the following:

     o Conferencing - The conferencing sector represents one of the strongest growth segments within the communications arena. Conferencing is in the middle of a growth cycle, due to declining costs, the emergence of innovative technologies and fundamental shifts in the economy that are causing permanent changes in the way business is conducted. According to CIBC World Markets Equity Research, it is projected the conferencing industry will grow from $3.5 billion in 2001 to nearly $7 billion in 2006 (five-year Cumulative Adjusted Growth Rate (CAGR) of 15%). The most pronounced growth will likely occur in the unattended audio conferencing, more than 20% CAGR and web conferencing more than a 40% CAGR. The international market is growing faster than the North American market, given the immaturity of these conferencing markets. With infrastructure costs already in place, growth in conference calling offers BestNet substantial opportunity to improve gross margins on added revenue. As a result of customer feedback, BestNet intends to enhance the functionality of its service. This new functionality will include the addition of dial-in capability (800 or toll), call recording, operator services and other collaborative applications.

     o Mobile Access - BestNet's future product development strategy includes a website specializing in value-added mobile applications. These applications will include PDA Call, Email Call and newly developed SMS Call. The SMS market is one the largest, fastest growing and most dynamic in the world. This is a break thru from previous business models for BestNet, as all other applications require Internet connectivity. SMS calling only requires a cell phone with text messaging or SMS ability. According to Cellular Online, www.cellular.co.za:

               |X|  23% of worldwide mobile users use SMS once a day

               |X|  SMS sent in 2002 = 366 Billion + growing!

               |X|  Total Global Mobile Users = 1.3 Billion

          According to Cellular Online, Wireless devices are the most powerful communication devices with respect to immediacy, interactivity and mobility and therefore can act as a very powerful marketing and application devices. The mobile revolution is changing the way we live and work. Mobile phones are already pervasive in all major developed economies and in an increasing number of developing ones as well. The mobile Internet is a powerful enabling technology that will make possible new services and applications.

     o IP Telephony - According to The Insight Research Corporation, over the next five years, VoIP technologies will garner an increasing share of the world's telecommunications services revenue. From a $13 billion in 2002, VoIP-based services will grow to just under $197 billion by 2007. This is a large and fast growing market opportunity and will require a number of products and applications that are designed for specific market segments. We are uniquely positioned to develop IP voice applications to take advantage of converged networks. We will continue to monitor deregulation and opening of markets worldwide to evaluate our positioning in this growth segment. GlobalPlex was specifically built to add VoIP applications and services. We believe that we will provide proprietary applications and services to launch international calling and conference calling over VoIP networks without the need for additional hardware, adapters, configuring software, and need to broadband access.


NETWORK STRUCTURE

     Our network equipment is currently housed in central office facilities located in New York and Toronto. Our system capacity can be easily increased as demand for our services increases. Currently we have substantial excess capacity. During fiscal 2003, we created and implemented our proprietary GlobalPlex technology. GlobalPlex, which is the engine of our network and applications, was developed to be an open platform easily integrating new ways to access our network. It was also designed to interface with other networks. We have just begun to realize the benefits of our new GlobalPlex technology.

     In fiscal 2003, we entered into a new contractual agreement with Trivalent, Inc. to host our web servers. This new agreement allowed us to upgrade our servers for increased speed and improved reliability. In addition, their cost effective program allows us to save $110,000 during the three-year life of the contract, versus our previous supplier. Our configuration has redundant servers that are monitored on a 24 x 7 basis.

     Our switching matrix is located in our central office facilities and includes direct connectivity to Tier-1 carriers. We have multiple carrier connections at each switch location, which provides excellent back-up coverage and the ability to reroute calls to obtain the highest quality connections available. Our carrier configuration also allows us to take advantage of the highest value (highest quality/lowest price) service offered by our carriers to every country we service. The blackout in the Northeast during fiscal 2003 resulted in us acquiring generator backup power, in addition to previous battery backup power, in both Toronto and New York.

     Currently all of our voice traffic is carried by Tier-1 carriers via their preferred traffic routes. We continue to monitor developments of VoIP. GlobalPlex is fully capable of incorporating this technology into our network. Our strategy remains to move forward with VoIP once market demand dictates.




SOFTALK LICENSE AGREEMENT

     On October 9, 2003 a settlement between BestNet Communications Corp. and Softalk, Inc. was reached. This settlement ends both our arbitration proceeding in Canada and Softalk's counter claim. Although the settlement occurred after August 31, 2003, the Company's fiscal year end, and the final execution of all releases were not completed until December 3, 2003, for reporting purposes, the financial effects have been reflected in the Company's fiscal 2003 financial statements as filed within Form 10-KSB with the Securities and Exchange Commission on December 12, 2003. BestNet's license agreement with Softalk remains in effect with BestNet retaining commercial exclusivity in accordance with the terms of the License Agreement and subject to the following terms and conditions:

     Both parties continue to have the right to terminate the license agreement under certain conditions, including:

     o Upon 30 days written notice to the other party, if such other party fails to comply in any material respect with certain terms or conditions of the license agreement and such failure to comply is not corrected within 30 day notice period;

     o In the event the other party becomes bankrupt or insolvent, suffers a receiver to be appointed, or makes an assignment for the benefit of its creditors.

     Softalk also has the right to terminate the license agreement upon 60 days written notice following a change of control (as defined in the license agreement) of BestNet.

     Upon termination of the license agreement for any reason whatsoever, we are permitted to continue using Softalk's patented methodology in providing services to all our existing clients.

     Terms of the Settlement Agreement affect balances carried by BestNet in the following manner:

     o BestNet will release its claim to the Loan Facility plus all unpaid accrued interest. As of August 31, 2003, the balance of the Loan Facility plus accrued interest was $1,589,768. As of August 31, 2003, a total of $211,048 of interest had been accounted for as deferred interest income.

     o Softalk has agreed to release BestNet from claims related to certain outstanding invoices. As of August 31, 2003, total accounts payable that will be released as a result of the Settlement Agreement is $481,465.

     o Prior to August 31, 2003, BestNet had placed on deposit $27,709 as partial payment for royalties then due under the Amended and Restated License Agreement. This amount had been classified as deposits and other assets; however, as part of the terms of the Settlement Agreement, these funds were paid to Softalk, for full and complete settlement of all royalties for both now and in the future. In addition, BestNet relinquishes its rights to future communication software developed by Softalk.

     o Softalk is to return all previously issued warrants to purchase BestNet stock. These warrants are described more fully in other parts of this footnote.

     o Softalk is also to return 1,900,000 shares of BestNet's common stock that Softalk had previously acquired through the terms of the Purchase Agreement described above in full and final satisfaction of the Loan Facility.



COMPETITION

     Incumbent telecommunication companies continue to have strategic advantage by owning the local loop monopoly. Long distance carriers have faltered, as voice services became a lower margin commodity. As cellular margins shrink and providers look towards more lucrative Internet based wireless services, the industry will continue to go through consolidations of larger players. The breakup of the Bell System had a profound worldwide impact, spurring competition in long distance and data communications, equipment and wireless services, and driving lower prices with increased quality and availability. Competition in the markets we currently compete, and will compete in the future, is intense. Competitors range from large well established telephone companies to upstart service providers. We currently do not have a significant market share in any of our markets. The established telephone companies have long-standing relationships with their clients, financial, technical and marketing resources substantially greater than ours and the potential to fund competitive services with cash flows from a variety of businesses. These established companies also currently benefit from existing regulations that favor the established telephone companies.

     Telecommunication services are increasingly mobile, that is, delivered by the medium of radio waves rather than fixed-line network. Until about 50 years ago, the majority of the international telephone calls were delivered over short-wave radio, and people tuned into the radio for the latest news. Looking ahead to the future, the majority of international calls may be made from, and delivered to, hand held devices. Those same devices will receive updates from the Internet, websites and real-time video streams from multiple sources around the globe. Radio is now being increasingly used to provide access to networks, while wired networks provide the long distance component.


     Insight Research reveals that VoIP services will grow at a compounded rate of over 72 percent from 2002 to 2007, making packet voice services one of the fastest-growing segments in the battered telecommunications segment. VoIP includes all forms of packet voice including VoIP, voice over frame relay and voice over ATM.


     Cost savings for both customers and carriers are driving the near-term growth of the VoIP market. As packet-switched voice displaces the older circuit-switched voice technology, VoIP carrier revenues will explode, fueled by lower operational costs to carry a voice call along with new service offerings such as follow-me, unified messaging and multimedia communications. Phone companies are accelerating their use of the Internet and other packet networks to carry voice calls, says a new research study from Insight Research. From a mere $13 billion in 2002, VoIP-based services will grow to nearly $197 billion by 2007, according the study. Last year, 10% of international calls used VoIP, says research firm Telegeography.com.

     However, recent competitor operating performance has been poor, resulting in price increases for services like long distance and conference calling. We, in response, have held prices steady and therefore increased/improved our value proposition to current and potential clients and specific geographic areas.


APPLICABLE REGULATIONS

     Telecommunications services are generally subject to federal, state, provincial and local regulation. In the United States, the Federal Communications Commission, also known as the FCC, exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate, or terminate interstate or international communications. Internationally and within the United States, we operate under a Section 214 License issued to us by the FCC. In Canada, based on our point of presence and service provision, we hold a Class "A" Operating License issued to us by the Canadian Radio-television and Telecommunications Commission, also known as the CRTC. Currently we believe these licenses are sufficient for the services we provide. We continue to monitor changes in regulations and plan to fully comply in areas we operate around the world.



EMPLOYEES

     On January 21, 2004, we employed 6 full-time employees. We believe our future success will depend on our ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by collective bargaining agreements. We believe we have an excellent team and our relations with employees are good.


                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of the securities included in this prospectus. We will use the proceeds from the exercise of the warrants described in this prospectus, if exercised, for working capital purposes.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     The Company's common stock was quoted on the NASDAQ Small Cap Market until May 4, 1999, and then on the OTC Bulletin Board from June 28, 1999 to the present. The high and low bid prices of the Company's common stock as reported from September 1, 2000 through August 31, 2003 by fiscal quarters (i.e., 1st Quarter = September 1 through November 30) were as follows.

                                             High      Low
                                             ----      ---
                   FISCAL YEAR ENDED:
                   August 31, 2000
                   First Quarter             4.25      1.47
                   Second Quarter           10.25      4.13
                   Third Quarter             9.50      5.00
                   Fourth Quarter            7.25      3.81

                   FISCAL YEAR ENDED:
                   August 31, 2001
                   First Quarter             6.13       .88
                   Second Quarter            3.38       .56
                   Third Quarter             3.60       .55
                   Fourth Quarter            4.40      2.05

                                             High      Low
                                             ----      ---




                   FISCAL YEAR ENDED:
                   August 31, 2002
                   First Quarter             3.00      1.55
                   Second Quarter            1.56       .65
                   Third Quarter             1.58       .35
                   Fourth Quarter            2.50       .71

                   FISCAL YEAR ENDED:
                   August 31, 2003
                   First Quarter             1.59       .71
                   Second Quarter             .72       .34
                   Third Quarter              .41       .24
                   Fourth Quarter             .61       .26

                   FISCAL YEAR ENDED:
                   August 31, 2004
                   First Quarter              .65       .30
                   Second Quarter
                     (thru 1/25/04)           .37       .23

     The bid and asked prices of our common stock on January 21, 2004, were $.35 and $.37, respectively.

     As of November 5, 2003, the Company had 161 shareholders of record of its common stock. As of November 5, 2003, the Company had 1,836 shareholders that beneficially own the stock in the name of various brokers.

     The Company has never declared any cash dividends on common stock and currently plans to retain future earnings, if any, for business growth.

     NASDAQ Delisting. Our common stock was delisted from the NASDAQ Small Cap Market on May 4, 1999, due to our lack of compliance with NASDAQ's $1.00 minimum bid price requirement. Since June 28, 1999, our common stock has been traded on the OTC Bulletin Board under the symbol BESC.OB.

     On August 26, 2003, the Company's Units began trading under the symbol BESCU.PK. Each Unit consists of the following underlying securities: (a) three shares of the Company's common stock; (b) one share of Series A Convertible Preferred Stock, par value $.001 per share; and (c) one three-year warrant to purchase one share of common stock at a per share price of $0.30. Each share of Series A Convertible Preferred Stock is convertible into two shares of the Company's common stock in exchange for $0.10 per common share ($.20 for each Series A Convertible Preferred share converted). The high and low bid prices of the Company's Units as reported from August 26, 2003 by fiscal quarters (i.e., 1st Quarter = September 1 through November 30) were as follows.

                                             High      Low
                                             ----      ---
                   FISCAL YEAR ENDED:
                   August 31, 2003
                   First Quarter             N/A        N/A
                   Second Quarter            N/A        N/A
                   Third Quarter             N/A        N/A
                   Fourth Quarter            1.50       .51

                   FISCAL YEAE ENDED:
                   August 31, 2004
                   First Quarter             1.85      1.20
                   Second Quarter
                     (1/25/04)               1.20       .97

     The bid and ask prices of our units on January 21, 2004 were $1.10.

     As of November 5, 2003, the Company had 5 shareholders of record of its Units. As of November 5, 2003, the Company had 96 shareholders that beneficially own the Units in the name of various brokers.

                              SELLING STOCKHOLDERS

     The table on the following page sets forth information concerning the resale by the selling stockholders of the units and the shares of our common stock by the selling stockholders. We will not receive any proceeds from the resale of the units, the securities underlying the units or the common stock by the selling stockholders. We will not receive any proceeds from the exercise of the warrants since they will be returned to the Company upon conversion of the note into common stock. Because the selling stockholder may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling stockholder or that may be subsequently owned by any selling stockholder.

     The following table also sets forth the name of each selling stockholder who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by such selling stockholder, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each selling stockholder will own after the offering, assuming they sell all of the shares offered.





                                             Total
                    Total Shares of       Percentage of                                       Percentage                 Percentage
                     Common Stock         Common Stock,                                          of                         of
                     Issuable Upon        Assuming Full      Shares of                         Common                     Common
                      Exercise of          Exercise/           Common        Beneficial         Stock      Beneficial      Stock
                       Warrants/           Conversion          Stock          Ownership         Before     Ownership       Owned
                      Conversion          ------------       Included in        Before         Offering      After         After
                       of Notes               (1)           Prospectus(1)    Offering (1)        (1)       Offering(2)   Offering(2)
                      ----------              ---           -------------    ------------        --       -----------    ----------
Lynett Moss           172,867(3)               *               172,867         172,867            *          -0-            -0-

Michael D. Mercer     227,111(4)               *               227,111         227,111            *          -0-            -0-

S & J Veal            288,111(5)               *               288,111         377,661          1.26%       89,550           *

Sanders Family
Limited
Partnership
                      576,222(6)             1.92%             576,222        1,276,222         4.22%      700,000          2.31%

Morgan Stanley,
Custodian for
Jerry Peterson
IRA Rollover        1,960,000(7)             6.14%           1,960,000       2,949,000         15.21%    2,949,000          9.38%

Mercedes Group        245,000(8)               *               245,000           0               *          -0-             -0-
Limited
Partnership

Hulzar                490,000(9)               *               490,000           0               *          -0-             -0-

Marlin Hull LLC       245,000(10)              *               245,000         521,400          2.60%       -0-             1.79%

Gary L. Boster        490,000(11)            1.61%             490,000           0              2.00%       -0-              *
IRA

Thomas &
Virginia Miller

                      686,000(12)            2.24%             686,000         600,000          4.16%       -0-             1.94%

Gary L. Boster        245,000(13)              *               245,000           0              1.21%       -0-              *

Fred Burstein       1,000,002(14)            3.23%           1,000,002           0              5.49%       -0-             2.30%

Stanley L. Schloz


                      499,998(15)            1.64%            499,998          481,668          3.20%       -0-             1.57%
                      -----------                             -------         -------                       ---

Totals              7,125,311                               7,125,311        6,494,263                   3,738,550
                    =========                               =========        =========                    =========

* Less than one percent (1%).

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire

                                       26

within 60 days. The actual number of shares of common stock purchasable upon exercise of the warrants is subject to adjustment based on certain corporation events that may or may not occur in the future, and could vary materially from the number set forth in the table. The beneficial ownership for each person listed in this table is provided to the Company's knowledge.

     (1) Amounts and percentages are based upon 29,952,415 shares of our common stock outstanding as of January 21, 2004 plus, for each person or entity in this table, the shares to be issued upon conversion of the notes.

     (2) Assumes that all securities registered will be sold.

     (3) Consists of 172,867 shares of common stock issued, with legend, upon the conversion of 6% convertible promissory notes. This note was converted prior to November 5, 2003. These shares are included in the 29,952,415 common stock shares outstanding as of January 21, 2004.

     (4) Consists of 227,111 shares of common stock issued, with legend, upon the conversion of 6% convertible promissory notes. This note was converted prior to November 5, 2003. These shares are included in the 29,952,415 common stock shares outstanding as of January 21, 2004.

     (5) Consists of 288,111 shares of common stock issued, with legend, upon the conversion of 6% convertible promissory notes. This note was converted prior to November 5, 2003. These shares are included in the 29,952,415 common stock shares outstanding as of January 21, 2004.

     (6) Consists of 576,222 shares of common stock issued, with legend, upon the conversion of 6% convertible promissory notes. This note was converted prior to November 5, 2003. These shares are included in the 29,952,415 common stock shares outstanding as of January 21, 2004.

     (7) Consists of 2,160,000 shares of common stock issuable upon conversion of an extended 8% convertible promissory note, plus accrued interest, of which 200,000 shares were previously registered on a registration statement filed with Securities and Exchange Commission in 2003.

     (8) Consists of 270,000 shares of common stock issuable upon conversion of an extended 8% convertible promissory note, plus accrued interest, of which 25,000 shares were previously registered on a registration statement filed with Securities and Exchange Commission in 2003.

     (9) Consists of 540,000 shares of common stock issuable upon conversion of an extended 8% convertible promissory note, plus accrued interest, of which 50,000 shares were previously registered on a registration statement filed with Securities and Exchange Commission in 2003.

     (10) Consists of 270,000 shares of common stock issuable upon conversion of an extended 8% convertible promissory note, plus accrued interest, of which 25,000 shares were previously registered on a registration statement filed with Securities and Exchange Commission in 2003.

     (11) Consists of 540,000 shares of common stock issuable upon conversion of an extended 8% convertible promissory note, plus accrued interest, of which 50,000 shares were previously registered on a registration statement filed with Securities and Exchange Commission in 2003.

     (12) Consists of 756,000 shares of common stock issuable upon conversion of an extended 8% convertible promissory note, plus accrued interest, of which 70,000 shares were previously registered on a registration statement filed with Securities and Exchange Commission in 2003.

     (13) Consists of 270,000 shares of common stock issuable upon conversion of an extended 8% convertible promissory note, plus accrued interest, of which 25,000 shares were previously registered on a registration statement filed with Securities and Exchange Commission in 2003.

     (14) Consists of 1,000,002 shares of common stock underlying 166,667 of the Company's units issuable upon conversion of a 10% Convertible Promissory Note.

     (15) Consists of 499,998 shares of common stock underlying 83,333 of the Company's units issuable upon conversion of a 10% Convertible Promissory Note.

     We may amend or supplement this prospectus, from time to time to update the disclosure.

                              PLAN OF DISTRIBUTION

     The selling stockholder may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling stockholder will sell any or all of the common stock in this offering. The selling stockholder may use any one or more of the following methods when selling shares:

     o Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.

     o Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     o An exchange distribution following the rules of the applicable exchange.

     o    Privately negotiated transactions.

     o    Short sales or sales of shares not previously owned by the seller.

     o    A combination of any such methods of sale any other lawful method.

The selling stockholder may also engage in:

     o Short selling against the box, which is making a short sale when the seller already owns the shares.

     o Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the stockholder.

     o Pledging shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer to sell the pledged shares.

     Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from selling stockholder in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive a commission from the purchaser in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     Penny Stock Rules

     Our common shares are subject to the "penny stock" rules that impose additional sales practice requirements because our common shares are below $5.00 per share. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common shares and must have received the purchaser's written consent to the transaction prior to the purchase. The "penny stock" rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer must also disclose:

     o the commission payable to both the broker-dealer and the registered representative,

     o    current quotations for the securities, and

     o if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

     Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common shares trade above $5.00 per share. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common shares, and may affect the ability to sell the common shares in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in "penny stocks" and it is unlikely that any bank or financial institution will accept "penny stock" as collateral.

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


     Underwriter Status

     The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     Because the selling shareholder is deemed an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements.

     We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering. We have agreed to indemnify the selling shareholder and its officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against liabilities, including liabilities arising under the Securities Act. The selling shareholder has agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

     If the selling stockholder notifies us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

                         DETERMINATION OF OFFERING PRICE

     The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     For a description of our common stock see our Registration Statement on Form 8-A filed with the SEC on March 11, 1987.

PREFERRED STOCK

     For a description of our preferred stock see our Registration Statement on Form S-2 filed with the SEC on March 6, 2003.

UNITS

     For a description of our units see our Registration Statement on Form S-2 filed with the SEC on March 6, 2003.




                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

                                     EXPERTS

     Our consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal years ended August 31, 2003 and 2002, have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     INFORMATION WITH RESPECT TO THE REGISTRANT

     This prospectus is being delivered in conjunction with our Annual Report on Form 10-KSB, incorporated by reference, for the fiscal year ended August 31, 2003 and our Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 2003..

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


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.



WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A
STATEMENT THAT DIFFERS FROM WHAT IS IN THIS
PROSPECTUS. IF ANY PERSON DOES MAKE A
STATEMENT THAT DIFFERS FROM WHAT IS IN THIS
PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS
PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT
SEEKING AN OFFER TO BUY, THESE SECURITIES IN
ANY STATE IN WHICH THE OFFER OR SALE IS NOT
PERMITTED. THE INFORMATION IN THIS PROSPECTUS
IS COMPLETE AND ACCURATE ANS OF ITS DATE, BUT
THE INFORMATION MAY CHANGE AFTER THAT DATE.

               TABLE OF CONTENTS                    BESTNET COMMUNICATIONS CORP.
Page
----

WHERE YOU CAN FIND MORE INFORMATION............2
INCORPORATION OF DOCUMENTS BY REFERENCE........2    250,000  UNITS
SUMMARY........................................3
THE OFFERING...................................7
RISK FACTORS...................................9    500,000 SHARES PREFERRED
USE OF PROCEEDS...............................23
MARKET FOR COMMON EQUITY AND
         RELATED STOCKHOLDER MATTERS..........23    7,125,311 SHARES COMMON
SELLING STOCKHOLDERS..........................25
PLAN OF DISTRIBUTION..........................28
DETERMINATION OF OFFERING PRICE...............29    250,000 WARRANTS
DESCRIPTION OF SECURITIES.....................29
LEGAL MATTERS.................................29
EXPERTS.......................................29
INFORMATION WITH RESPECT TO
         THE REGISTRANT.......................29
 DISCLOSURE OF COMMISSION POSITION ON
         INDEMNIFICATION FOR SECURITIES ACT
         LIABILITIES..........................30


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